SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMCLONE SYSTEMS INCORPORATED
(Name of Subject Company (Issuer))

ALASKA ACQUISITION CORPORATION
ELI LILLY AND COMPANY
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share, and Associated Preferred Stock Purchase Rights	45245W109
(Titles of classes of securities)	(CUSIP number of class of securities)
Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
M. Adel Aslani-Far, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Tel: (212) 906-1770

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,620,562,970	$260,189

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 94,579,471 shares of common stock, par value $0.001 per share, of ImClone, and the associated preferred stock purchase rights, at a purchase price of $70.00 per share. Such number of shares consists of (i) 88,612,596 shares of common stock issued and outstanding as of September 30, 2008, and (ii) 5,966,875 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units with respect to ImClone shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260,189	Filing Parties: Eli Lilly and Company and Alaska Acquisition Corporation

Form or Registration No. SC-TO-T	Date Filed: October 14, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission on October 14, 2008, by Alaska Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (collectively, the “Shares”), of ImClone Systems Incorporated, a Delaware corporation (“ImClone”), at a purchase price of $70.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2008, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
“On November 5, 2008, Lilly issued a communication (the “Communication”) to its employees relating to the Offer, which is filed as Exhibit (a)(1)(H) hereto and incorporated herein by reference. The Communication contains forward-looking statements that are based on Lilly management’s current expectations, but actual results may differ materially due to various factors. Lilly cannot guarantee that the transaction described in the Communication will close or that Lilly will realize anticipated operational efficiencies following any such transaction with ImClone. The current credit market may increase the cost of financing the transaction. There are significant risks and uncertainties in pharmaceutical research and development and there can be no guarantees with respect to Lilly’s or ImClone’s pipeline products that the products will receive the necessary clinical and manufacturing regulatory approvals or that they will prove to be commercially successful. Lilly’s or ImClone’s results may also be affected by such factors as competitive developments affecting current products; rate of sales growth of recently launched products; the timing of anticipated regulatory approvals and launches of new products; regulatory actions regarding currently marketed products; other regulatory developments and government investigations; patent disputes and other litigation involving current and future products; the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals; changes in tax law; asset impairments and restructuring charges; acquisitions and business development transactions; and the impact of exchange rates. For additional information about the factors that affect Lilly’s and ImClone’s respective businesses, please see Lilly’s latest Form 10-K filed February 2008 and Form 10-Q filed November 2008, and please see ImClone’s latest Form 10-K filed February 2008 and Form 10-Q filed August 2008, respectively. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in such filings are not applicable to any forward-looking statements made in connection with the Offer.”
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(1)(H)	Communication to Lilly Employees, dated as of November 5, 2008.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALASKA ACQUISITION CORPORATION
By:	/s/ Gino Santini
	Name:	Gino Santini
	Title:	President

ELI LILLY AND COMPANY
By:	/s/ Gino Santini
	Name:	Gino Santini
	Title:	Senior Vice President, Corporate Strategy and Business Development

Date: November 5, 2008

INDEX TO EXHIBITS

(a)(1)(H)	Communication to Lilly Employees, dated as of November 5, 2008.